

Mail Stop 3233

September 5, 2017

<u>Via E-Mail</u>
Jonathan J. Gantt
Senior Vice President and Chief Financial Officer
4800 Montgomery Lane, Suite 220
Bethesda, Maryland 20814

>   **Re: Condor Hospitality Trust, Inc.
>   Registration Statement on Form S-3
>   Filed August 25, 2017
>   File No. 333-220182**

Dear Mr. Gantt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

>   Sincerely,
>
>   /s/ Tom Kluck
>
>   Tom Kluck
>   Legal Branch Chief
>   Office of Real Estate and
>   Commodities

cc: Guy Lawson, Esq. (Via E-Mail)
    McGrath North Mullin & Kratz, PC LLO